UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                (Amendment No.  )*


                        LEADVILLE MINING & MILLING CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  521738 20 3
                                 (CUSIP Number)


                      Calendar year end: December 31, 2000
            (Date of Event Which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   521738 20 3


________________________________________________________________________________
1. Names of Reporting Persons S. S. or I.R.S. Identification No. of Above Persons (entities only)

     Gifford A. Dieterle

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Citizenship or Place of Organization

     United States

________________________________________________________________________________
  Number of    5.   Sole Voting Power

   Shares           4,288,053
               _________________________________________________________________
Beneficially   6.   Shared Voting Power

  Owned by          426,053
               _________________________________________________________________
    Each       7.   Sole Dispositive Power

  Reporting         4,288,053
               _________________________________________________________________
   Person      8.   Shared Dispositive Power

    With            426,053
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,714,106

________________________________________________________________________________
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                          NO

________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row

     13.8%

________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)

     IN

CUSIP No. 521738 20 3


________________________________________________________________________________
Item 1(a).  Name of Issuer:

     Leadville Mining & Milling Corp.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

     76 Beaver Street, New York, New York 10005

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

Gifford A. Dieterle

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

     76 Beaver Street, New York, New York 10005

________________________________________________________________________________
Item 2(c).  Citizenship:

     United States

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

     Common Stock

________________________________________________________________________________
Item 2(e).  CUSIP Number:

     521738 20 3

________________________________________________________________________________
Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[_]  Broker or dealer registered under Section 15 of the Act.

[_]  Bank as defined in Section 3(a)(6) of the Act.

[_]  Insurance  company as defined in Section 3(a)(19) of the Act.

[_]  Investment  company  registered under Section 8 of the Investment
     Company Act.

[_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No.  521738 20 3

[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not Applicable.

Item 4.  Ownership.

(a) Amount Beneficially owned: 4,714,106. This amount includes 426,053 shares held by Mr. Dieterle's wife and 3,500,000 are issuable upon exercise of options and/or warrants.

(b)  Percent of class: 13.8%

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote                 4,288,053

(ii) Shared power to vote or to direct the vote                 426,053

(iii) Sole power to dispose or to direct the disposition of   4,288,053

(iv)  Shared power to dispose or to direct the disposition of   426,053

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

     Not Applicable.


________________________________________________________________________________

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Mr. Dieterle's wife has the right to receive dividends and the right to receive the proceeds from the sale of the shares owned by her.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not  Applicable.

CUSIP No.  521738 20 3


Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

     Not Applicable.

________________________________________________________________________________
Item 10.  Certifications.

     Not Applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 2001

/s/ Gifford A. Dieterle
---------------------------------------------
Signature


Gifford A. Dieterle, President
---------------------------------------------
Name/Title


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